Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2009
(Rs.in lacs except as stated)

						Previous						Previous
		Quarter	Quarter	Half Year	Half Year	accounting		Quarter	Quarter	Half Year	Half Year	accounting
		ended	ended	ended	ended	Year ended		ended	ended	ended	ended	Year ended
S.		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(unaudited)	(Unaudited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	361,641	373,865	598,087	670,308	1,156,599	1. Segment Revenue
	(b) Other Operating Income	130	1,930	357	2,104	10,374	a) Copper	348,202	345,963	572,150	622,214	1,063,537
	Total Income	361,771	375,795	598,444	672,412	1,166,973	b) Others	16,291	44,232	29,971	71,265	121,103
2	Expenditure						Total	364,493	390,195	602,121	693,479	1,184,640
	a. (Increase)/decrease in stock in trade and work in progress	(8,320)	4,676	(40,934)	4,463	31,654	Less: Inter Segment Revenues	2,852	16,330	4,034	23,171	28,041
	b. Consumption of raw materials#	330,266	305,308	567,849	546,938	942,315	Net Sales/Income from Operations	361,641	373,865	598,087	670,308	1,156,599
	c. Purchases of traded goods	4,932	81	9,285	81	7,570
	d. Employees Cost	2,206	2,301	4,096	4,437	8,228
	e. Depreciation	3,767	3,652	7,485	7,201	16,618
	f. Other expenditure	22,473	20,909	42,744	42,012	82,431
	g. Total	355,324	336,927	590,525	605,132	1,088,816
3	Profit from Operations before Other Income, Interest & Exceptional Items	6,447	38,868	7,919	67,280	78,157
4	Other Income	22,103	18,245	40,502	35,888	70,619
5	Profit before Interest & Exceptional Items	28,550	57,113	48,421	103,168	148,776
6	Interest & Finance Charges	4,314	4,048	9,650	8,361	20,392	2. Segment Results
7	Profit after Interest but before Exceptional Items	24,236	53,065	38,771	94,807	128,384	(Profit before tax & interest)
8	Exceptional Items (Credit)	—	1,000	—	1,000	(5,531)	a) Copper	9,613	30,115	14,146	47,310	55,816
9	Profit from Ordinary Activities before tax	24,236	52,065	38,771	93,807	133,915
10	Tax expenses (Current & Deferred)	3,285	5,772	6,550	11,721	10,272	b) Others	(434)	9,842	(1,318)	22,083	23,555
11	Net Profit from ordinary activities after Tax	20,951	46,293	32,221	82,086	123,643	Total	9,179	39,957	12,828	69,393	79,371
12	Extraordinary Items (net of tax)	—	—	—	—	—	Less : Interest & Finance Charges	4,314	4,048	9,650	8,361	20,392
13	Net Profit for the period	20,951	46,293	32,221	82,086	123,643	Add: Other unallocable income net off expenses	19,371	17,156	35,593	33,775	69,405
14	Paid-up equity share capital (Face value of Rs. 2 each)	16,808	14,170	16,808	14,170	14,170	Less: Exceptional items (Credit)	—	1,000	—	1,000	(5,531)
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					1,389,814	Profit before Tax	24,236	52,065	38,771	93,807	133,915
16	Earning Per Share (Rs.) (Not annualised)*
	Basic and diluted EPS before Extraordinary items	2.58 *	6.53 *	4.24 *	11.59 *	17.45	3. Capital Employed
	Basic and diluted EPS after Extraordinary items	2.58 *	6.53 *	4.24 *	11.59 *	17.45	(Segment Assets less Segment Liabilities)
							a) Copper	323,667	455,290	323,667	455,290	271,595
17	Public Shareholding (Excluding shares against which ADRs are issued)						b) Others	24,268	41,699	24,268	41,699	36,121
	— Number of Shares	256,239,526	173,852,692	256,239,526	173,852,692	199,278,574	c) Unallocated	1,862,200	870,158	1,862,200	870,158	1,096,268
	— Percentage of Shareholding	30.49%	24.54%	30.49%	24.54%	28.13%	Total	2,210,135	1,367,147	2,210,135	1,367,147	1,403,984
18	Promoters & promoter group Shareholding
(a)	Pledged/Encumbered
	— Number of Shares	—	Not applicable	—	Not applicable	—
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,548	Not applicable	437,177,548	Not applicable	433,537,358
	— Percentage of shares	100%	Not applicable	100%	Not applicable	100%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.02%	Not applicable	52.02%	Not applicable	61.19%
	(as a % of the total share capital of the Company)
	# Comprises (net) of exchange (gain)/loss — Rs. (3,704) lacs in Q2 FY 2010, Rs. (4,573) Lacs in H1 FY 2010, Rs. 17,249 lacs in Q2 FY 2009, Rs.23,039 lacs in H1 FY 2009 & Rs.62,236 lacs in FY 2008-09.

Notes:

1	The above results have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at their respective meeting held on 29th October 2009.

2	On 31st August 2009, the US Bankruptcy Court recommended to the US District Court to confirm the Parent Plan (jointly proposed by Asarco Incorporated and Americas Mining Corporation, subsidiaries of Grupo México), and to reject the Debtors Plan (proposed by Asarco and sponsored by the Company’s wholly owned subsidiary, Sterlite USA).Subsequently on 10th September 2009, Company revised its offer to $2.565 billion payable fully in cash. In the revised offer, the Company would be the beneficiary of 100% of the proceeds from the creditor’s interest in the Brownsville judgement thereby eliminating the put option granted to Asbestos Trust and providing for full cash to all creditors groups including asbestos creditors, allowed late filed claims and allowed subordinated claims (which earlier were provided a share of creditor’s interest in the Brownsville judgment).

The Company also agreed that maximum recovery from creditors interest in Brownsville judgement would be approximately $900 million. US Bankruptcy Court recommended to the US District Court to not consider the 10th September 2009 amendment of Sterlite’s offer and in case District Court considers the amended offer, it should still confirm the Parent Plan. The US District Court will make the final decision on which plan proponent will be selected as the winning plan proponent for Asarco. A District Court hearing commenced on 19th October 2009 where it heard the objections of various parties and a final decision is expected in the current quarter.

3	Arising from the announcement of the Institute of the Chartered Accountants of India on 29th March 2008, the Company had decided to adopt Accounting Standard (AS) 30 — Financial Instruments : Recognition and Measurement effective from accounting year ended 31st March 2008.

4	a) Out of the ADS proceeds of Rs. 8,05,093 lacs in 2007, so far the Company has utilised Rs.7,18,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

c) During the period, the Company has issued 13,19,06,011 American Depository Shares (ADS) at US$12.15 per share, representing 13,19,06,011 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 2,638 lacs and Securities Premium by Rs 7,62,680 lacs after adjusting ADS issue expenses and is pending for utilisation. Recommended dividend for the year ended 31st March 2009 of Rs. 3.50 per share (Face value of Rs. 2 each) have also been paid to holder of these ADS.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

5	The Company has priced its public offering of $500 million through 4 % Convertible Senior Notes of $1000 each at an initial conversion price of $23.33 per ADS. The notes are convertible into 42.8688 ADSs per note subject to adjustment in certain events and is expected to be settled on 29th October 2009.

6	During the period, the Company has paid Rs. 40,000 lacs towards advance against share application money to one of its subsidiary.

7	Exceptional item of Rs. 1,000 lacs for the quarter and half year ended 30th September 2008 represents provision for any possible liability on account of guarantee given to banks and financial institutions for the loan taken by another Company.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

9	“Others” business segment comprises of Phosphoric Acid & Aluminium Foils.

10	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2009: Beginning 2, Received 2, Disposed off 2, Pending 2.

11	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 29th October, 2009	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2009

(Rs. in Lacs except as stated)
						Previous							Previous
				Half Year	Half Year	accounting			Quarter		Half Year	Half Year	accounting
		Quarter ended	Quarter ended	ended	ended	Year ended			ended	Quarter ended	ended	ended	Year ended
S.		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009	S.		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(unaudited)	(Unaudited)	(Audited)	No.	Segment Information	(Unaudited)	(Unaudited)	(unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	608,546	659,377	1,062,257	1,236,386	2,114,422	1	Segment Revenue
	(b) Other Operating Income	4,360	21,722	8,535	25,213	30,418		a) Copper	343,138	345,853	560,740	622,000	1,061,632
	Total Income	612,906	681,099	1,070,792	1,261,599	2,144,840		b) Aluminium	62,900	111,724	124,363	228,461	393,360
2	Expenditure							c) Zinc & Lead	176,791	172,124	325,707	333,984	560,297
	a. (Increase)/decrease in stock in trade and work in progress	(16,813)	10,520	(50,326)	(1,016)	28,021		d) Power	16,165	2,260	34,113	4,766	7,730
	b. Consumption of raw materials#	338,038	329,937	578,752	590,021	1,027,842		e) Others	16,291	44,232	29,971	71,265	121,102
	c. Purchases of traded goods	4,932	81	9,285	81	7,570	Total		615,285	676,193	1,074,894	1,260,476	2,144,121
	d. Employees Cost	20,578	19,263	37,887	37,570	75,608	Less: Inter Segment Revenues		6,739	16,816	12,637	24,090	29,699
	e. Depreciation	17,339	16,665	34,703	33,212	70,067		Net Sales/Income from Operations	608,546	659,377	1,062,257	1,236,386	2,114,422
	f. Power, Fuel & Water	46,365	60,938	93,075	109,321	213,183
	g. Other expenditure	83,270	75,136	163,495	154,251	291,785
	h. Total	493,709	512,540	866,871	923,440	1,714,076
3	Profit from Operations before Other Income, Interest & Exceptional Items	119,197	168,559	203,921	338,159	430,764	2	Segment Results
4	Other Income	38,874	39,483	76,707	76,238	185,008		(Profit before tax & interest)
5	Profit before Interest & Exceptional Items	158,071	208,042	280,628	414,397	615,772		a) Copper	17,185	46,915	26,584	72,320	112,965
6	Interest & Finance Charges	5,763	5,805	12,885	14,547	39,728		b) Aluminium	6,909	22,687	14,409	62,564	68,567
7	Profit after Interest but before Exceptional Items	152,308	202,237	267,743	399,850	576,044		c) Zinc & Lead	99,217	90,403	169,315	183,496	256,770
8	Exceptional Items (Credit)	2,342	1,000	2,342	1,000	(5,531)		d) Power	6,026	724	15,149	1,608	3,320
9	Profit from Ordinary Activities before tax	149,966	201,237	265,401	398,850	581,575		e) Others	(449)	10,289	(1,347)	22,830	23,496
10	Tax expenses (Current & Deferred)	25,933	29,156	48,981	67,231	85,503
11	Net Profit from ordinary activities after Tax	124,033	172,081	216,420	331,619	496,072	Total		128,888	171,018	224,110	342,818	465,118
12	Extraordinary Items (net of tax)	—	—	—	—	—	Less: Interest & Finance Charges		5,763	5,805	12,885	14,547	39,728
13	Net Profit for the period	124,033	172,081	216,420	331,619	496,072	Add: Other unallocable income net off expenses		29,183	37,024	56,518	71,579	150,654
14	Minority Interest	36,773	44,248	68,966	88,945	126,714	Less: Exceptional items (Credit) (Refer Note no 11)		2,342	1,000	2,342	1,000	(5,531)
15	Share in the Profit/(Loss) of Associates	8,625	(139)	15,697	128	(15,359)
16	Net Profit after tax attributable to Consolidated Group	95,885	127,694	163,151	242,802	353,999	Profit before Tax		149,966	201,237	265,401	398,850	581,575
17	Paid-up equity share capital (Face value of Rs. 2 each)	16,808	14,170	16,808	14,170	14,170	3	Capital Employed
18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					2,547,169		(Segment Assets less Segment Liabilities)
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*							a) Copper	367,586	493,301	367,586	493,301	369,260
								b) Aluminium	577,629	463,369	577,629	463,369	473,089
	Basic and diluted EPS before Extraordinary items	11.83 *	18.02 *	21.47 *	34.27 *	49.96		c) Zinc & Lead	627,138	467,708	627,138	467,708	520,864
	Basic and diluted EPS after Extraordinary items	11.83 *	18.02 *	21.47 *	34.27 *	49.96		d) Power	577,993	302,460	577,993	302,460	461,455
								e) Others	27,619	49,563	27,619	49,563	39,490
								f) Unallocable	2,079,759	1,314,527	2,079,759	1,314,527	1,378,526
							Total		4,257,724	3,090,928	4,257,724	3,090,928	3,242,684
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	256,239,526	173,852,692	256,239,526	173,852,692	199,278,574
	Percentage of Shareholding	30.49%	24.54%	30.49%	24.54%	28.13%
21	Promoters & promoter group Shareholding
(a)	Pledged/Encumbered
	— Number of Shares	—	Not applicable	—	Not applicable	—
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,548	Not applicable	437,177,548	Not applicable	433,537,358
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	Not applicable	100.00%	Not applicable	100.00%
	— Percentage of shares (as a % of the total share capital of the Company)	52.02%	Not applicable	52.02%	Not applicable	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (3,659) lacs in Q2 FY 2010, Rs. (4,716) lacs in H1 FY 2010,Rs. 15,628 lacs in Q2 FY 2009,Rs. 21,515 lacs in H1 FY 2009 and Rs.62,236 lacs in FY 2008-09.

Notes:-

1	a) The Profit during the quarter and half year ended 30th September 2009 was impacted by lower LME’s and lower by-product realisations which was partially offset by higher sales realisation on account of depreciation of Rupee.

b) Other Operating income during the quarter and half year ended 30th September 2009 includes NIL (previous comparable period Rs.13,009 lacs) gain on account of foreign exchange fluctuation.

2	The standalone & consolidated results for the quarter and half year ended 30th September 2009 have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at their respective meeting held on 29th October 2009.

3	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com.

4	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE ,Talwandi Sabo Power Limited and Sterlite (USA) Inc.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard 23 “investment in Associates in Consolidated Financial Statements”.

5	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 117 lacs and Rs.234 lacs for the quarter and half year ended 30th September 2009 respectively and the net profit after tax for the quarter and half year being lower by Rs. 77 lacs and Rs. 154 lacs respectively. This treatment, being in preference to the requirements of Accounting Standards, has been reported on by the auditors.

6	Arising from the announcement of the Institute of the Chartered Accountants of India on 29th March 2008, the Company had decided to adopt Accounting Standard (AS) 30 — Financial Instruments : Recognition and Measurement effective from accounting year ended 31st March 2008.

7	On 31st August 2009, the US Bankruptcy Court recommended to the US District Court to confirm the Parent Plan (jointly proposed by Asarco Incorporated and Americas Mining Corporation, subsidiaries of Grupo México), and to reject the Debtors Plan (proposed by Asarco and sponsored by the Company’s wholly owned subsidiary, Sterlite USA).Subsequently on 10th September 2009, Company revised its offer to $2.565 billion payable fully in cash. In the revised offer, the Company would be the beneficiary of 100% of the proceeds from the creditor’s interest in the Brownsville judgement thereby eliminating the put option granted to Asbestos Trust and providing for full cash to all creditors groups including asbestos creditors, allowed late filed claims and allowed subordinated claims (which earlier were provided a share of creditor’s interest in the Brownsville judgment).

The Company also agreed that maximum recovery from creditors interest in Brownsville judgement would be approximately $900 million. US Bankruptcy Court recommended to the US District Court to not consider the 10th September 2009 amendment of Sterlite’s offer and in case District Court considers the amended offer, it should still confirm the Parent Plan. The US District Court will make the final decision on which plan proponent will be selected as the winning plan proponent for Asarco. A District Court hearing commenced on 19th October 2009 where it heard the objections of various parties and a final decision is expected in the current quarter.

8	a) Out of the ADS proceeds of Rs. 8,05,093 lacs in 2007, so far the Company has utilised Rs.7,18,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

c) During the period, the Company has issued 13,19,06,011 American Depository Shares (ADS) at US$12.15 per share, representing 13,19,06,011 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 2,638 lacs and Securities Premium by Rs 7,62,680 lacs after adjusting ADS issue expenses and is pending for utilisation. Recommended dividend for the year ended 31st March 2009 of Rs. 3.50 per share (Face value of Rs. 2 each) have also been paid to holder of these ADS.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

9	The Company has priced its public offering of $500 million through 4 % Convertible Senior Notes of $1000 each at an initial conversion price of $23.33 per ADS. The notes are convertible into 42.8688 ADSs per note subject to adjustment in certain events and is expected to be settled on 29th October 2009.

10	An underconstruction chimney at the 1200MW power plant project in a subsidiary engaged in aluminium operations at Korba, collapsed on 23rd September 2009 resulting in disruption of construction activities in the affected area. The Company is taking necessary steps to resume the construction activities.

11	Exceptional item for the quarter and half year ended 30th September 2009 of Rs. 2,342 lacs represents amount paid/payable under voluntary retirement scheme at a subsidiary engaged in aluminium operations. Exceptional item of Rs. 1,000 lacs for the quarter and half year ended 30th September 2008 represents provision for any possible liability on account of guarantee given to banks and financial institutions for the loan taken by another company.

12	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (c) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid and Paper. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

13	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

14	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2009: Beginning 2, Received 2, Disposed off 2, Pending 2.

15	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 29th October, 2009	Chairman